FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 27, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMMISSIONING OF UNIQUE FORGING EQUIPMENT AT ITS URALS STAMPINGS PLANT OAO

Chebarkul, Russia – May 27, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced the commissioning of a new modern ring rolling mill at its Urals Stampings Plant OAO steel subsidiary.

The ceremony to commission the unique forging equipment was held on May 26th and was attended by Mechel Chief Executive Officer Igor Zyuzin and the Chelyabinsk Region Governor Petr Sumin. The total cost of the new forging equipment at Urals Stampings Plant, the largest producer of hot-stamped billets, was more than RUR266.0 million (over US$11.0 million).

The new ring rolling mill RAW 200 (250)/160 (200) 3500/1000 was manufactured by a recognized leader in forging equipment manufacturing, SMS MEER, Germany, and was designed to produce weldless straight and section rings by radial-axial rolling. The new machine will enable Urals Stampings Plant to produce rings with an outer diameter of 400-4200 mm and a height of 60-1000 mm. The machine’s full computerization is also one of its major advantages, which significantly reduces production costs and time, and ensures high product quality. The machine’s average capacity is four tonnes per hour. Its options include ROLLTRONIC, complete digital measuring and indication of the rings’ size during the entire rolling process with the help of a laser measuring device; ROLLTRACK, graphics support during manual rolling operations; CARWIN, the program of automated ring rolling, which includes optimal selection of billets and tools and rolling process modeling.

Urals Stampings Plant, one of Mechel’s steel subsidiaries, specializes in producing a wide range of metal stampings. The plant has a 22% share of the Russian stampings market and is one of the leading manufactures of rough axles for locomotive rolling stock. Currently, Urals Stampings Plant exports its products globally including the U.S., Canada, Slovakia, and Czech Republic. The plant is also the leading producer of over 1,000 kg large size stampings in Russia.

“The commissioning of the modern equipment and development of a new product will enable Ural Stampings Plant to expand its share in the large stampings market and open new markets for rolled rings. There is high demand for these products from many promising industries, including oil and gas, aircraft, and mechanical engineering. The first commercial offers were received by the plant before the ring rolling mill startup. Potential consumers of the plant’s production include companies from Russia, North America, and Europe,” Mechel Management OOO Chief Executive Officer Vladimir Polin commented.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: May 27, 2008